SHAREHOLDER MEETING (Unaudited) On March 7, 2002, the Annual Meeting of the Fund was held to elect six Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund. The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows: WITHHELD FOR AUTHORITY James
F. Carlin 77,985,205  1,645,126 William H. Cunningham  77,816,351 1,813,981 John
M. DeCiccio  77,834,516  1,795,815  John P. Toolan  78,042,126  1,588,206  Patti
McGill  Peterson  77,821,155  1,809,177 John A. Moore  77,823,436  1,806,896 The
shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending December 31, 2002, with the votes tabulated as follows: 79,033,311 FOR, 1,094,539 AGAINST and 499,730 ABSTAINING.